August 7, 2008

Brian McAllister,
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549

Re:	Kid Castle Education Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 31, 2008

Dear Mr. McAllister:

Kid Castle Educational Corporation (the “Company”) has received the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in your comment letter dated July 10, 2008 (the “Comment Letter”) addressed to Mr. Min-Tan Yang, Chief Executive Officer of the Company, relating to the Company’s Form 10-K for fiscal year ended December 31, 2007 (the “Form 10-K”) filed with the Commission on March 31, 2008.

For your convenience, we have reprinted below the Staff’s comment from the Comment Letter in bold and set forth our response there under.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 23

Results of Operations, page 25

1.
COMMENT: We note a material reversal of the inventory provision in the fiscal 2007 cash flow statement without any explanation in your discussion. In future filings please disclose, and tell us in your response, the facts and circumstances for the reversal and the impact it had on your financial condition and results of operations.

RESPONSE: The total for reversal for the inventory provision in the fiscal year ended December 31, 2007 amounted to US$451,846. The aggregate is composed of US$278,775 attributable to the Taiwan operations and US$173,071 attributable to the PRC Shanghai operations. The estimate of reversal for the inventory provision is calculated based on an inventory aging analysis, whereby 100 percent of overdue inventories in our PRC Shanghai operations exceeding 545 days would be recognized as a reserve for the inventory and 50 percent of overdue inventories in our PRC Shanghai operations exceeding 365 days would be recognized as a reserve for the inventory. Reserves for doubtful accounts in our operations in the ROC operation is calculated based on an inventory aging analysis which is reserved at 90 percent of overdue exceeding 365 days. In the fiscal year ended December 31, 2007, the Company’s reversal of the inventory provision is due to the increase in sales of slow-moving inventories and the write-off of obsolete inventories. The slow-moving inventories are as follows:

			December 31, 2006		December 31, 2007
		Rate for Reserve	Amount of Slow-moving Inventories	Allowance for Obsolete Inventories	Amount of Slow-moving Inventories	Allowance for Obsolete Inventories

PRC Shanghai operations	Between 365 and 545 days	50%	$112,888	$56,444	$29,204	$14,602
	Exceeding over 545days	100%	323,786	323,786	192,382	192,382

				380,230		206,984

Taiwan operations	Exceeding over 365 days	90%	$441,631	$397,468	$130,249	$117,224

				777,698		324,208
	Effect on exchange difference					1,644
Total				777,698		325,852

Item 9A. Controls and Procedures, page 29

2.	COMMENT: In future filings, please include the disclosures required by Item 308T(b) of Regulation S-K.

RESPONSE:  We note that under Item 9A “Management’s Report on Internal Control Over Financial Reporting” the Company disclosed changes in its financial controls that it is implementing. In future filings, the Company will set apart and fully provide the disclosures required by Item 308T(b) of Regulation S-K.

Management’s Report on Internal Control Over Financial Reporting, page 30

3.
COMMENT: We note you concluded disclosure controls and procedures were ineffective at December 31, 2007 due to deficiencies noted by your auditors, problems discovered related to misuse of company funds by a company officer, and other issues noted in your evaluation. Furthermore, we note that the new Enterprise Resource Planning system, which is expected to improve your disclosure controls and procedures, is not yet fully operational. In light of these issues, please explain to us in further detail how you were able to conclude internal control over financial reporting was effective at December 31, 2007. Additionally, please revise your disclosure to include a statement identifying the framework you used to evaluate the effectiveness of your internal control over financial reporting. Refer to Item 308T(a)(2) of Regulation S-K.

RESPONSE: Management’s conclusion that the Company’s disclosure controls and procedures are ineffective (even though Management concluded that the Company’s internal controls over financial reporting are effective) is a conservative determination based on Management’s assessment. The Enterprise Resource Planning (“ERP”) system that will be fully operational in the near future tracks virtually all material metrics of the Company. Many of the operations and metrics that it tracks, such as number and category of franchise schools, number and types of employee records, stock records, and so forth are not currently tracked by the Company’s existing financial software. To track and report many of these metrics requires Management to contact individuals responsible for gathering and maintaining the data. This method of human contact requires substantial investment of time and introduces potential for human error. The ERP System allows real-time or near real-time tracking of these metrics, reduces opportunity for human error, and allows Management to immediately analyze the data and spot shifts and discrepancies. Full implementation of the ERP system will significantly improve the Company’s internal control over financial reporting as well, however, most of the financial reporting metrics are currently tracked by the Company’s existing financial software, and the Company has established protocols, previously disclosed, to maintain the integrity of its financial reporting systems. We hope this additional explanation is helpful in understanding Management’s conclusions that the Company’s disclosure controls and procedures are ineffective and its controls over financial reporting are effective.

The Company will revise its report to disclose that Management’s assessment of internal control over financial reporting was conducted using the criteria in “Internal Control over Financial Reporting - Guidance for Smaller Public Companies” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Note 11 - Intangible Assets, page F-16

4.
COMMENT: Please revise your disclosure to clarify how you account for goodwill. In this regard, we note your disclosure on page 24 that goodwill is amortized over an estimated five year useful life, which is inconsistent with the guidance in paragraph 18 of SFAS No. 142. Your disclosure in this note regarding the amount of goodwill that you will “write-off” over the next five years also suggests that you amortize goodwill. However, this is inconsistent with your disclosure that goodwill is not amortized but evaluated on an annual basis as to its value. To the extent you do in fact amortize goodwill, please revise your accounting and related disclosures in future filings to be consistent with the guidance in paragraph 18 of SFAS No. 142, which states that goodwill shall not be amortized but shall be subject to annual impairment testing.

RESPONSE: At December 31, 2007, goodwill was calculated based on the return of investment on PRC kindergarten operations and a projection of future collections on such investment. The Company will revise its disclosure in the Form 10-K for the period ended December 31, 2007 to reflect a balance of goodwill of US$197,043, which reflects an impairment of US$21,184. Note 11, as revised, is as follows:

NOTE 11 — INTANGIBLE ASSETS

	December 31, 2007	December 31, 2006

Gross carrying amount
Franchise	$1,049,538	$1,043,775
Copyrights	616,960	613,572
Goodwill	218,227	-
	1,884,725	1,657,347

Less: Accumulated amortization
Franchise	(813,392)	(704,548)
Copyrights	(478,144)	(414,161)
	(1,291,536)	(1,118,709)
Less: impairment of goodwill
Goodwill	(21,184)	—
	(21,184)	—

	$572,005	$538,638

Amortization charged to operations was US$164,488, US$166,106 and US$167,945 for the years ended December 31, 2007, 2006, and 2005, respectively and the impairment of goodwill charged to operations was US$21,184 for the year ended December 31, 2007.

The estimated aggregate amortization expenses for each of the five succeeding fiscal years are as follows:

2008	$174,357
2009	174,357
2010	26,248
2011	ó
2012	ó

$374,962

Goodwill should not be amortized but evaluated on an annual basis as to its value.

5.
COMMENT: in future filings, please remove the titles of your chief executive and financial officers in the introductory paragraph of your certifications. Also confirm that the inclusion of the titles in this filing and in Form 10-Q for the quarter ended March 31, 2008 was not intended to limit the capacity in which such individuals provided the certifications.

RESPONSE: In future filings, the Company will ensure that the certifications in Exhibits 31 and 32 do not contain the titles of the chief executive and financial officers. The Company confirms that the inclusion of the titles in the filing of its Form 10-K for the year ended December 31, 2007 and its Form 10-Q for the quarter ended March 31, 2008 was not intended to limit the capacity in which the officers provided such certifications.

6.
COMMENT: Please be advised that the certifications required by Rule 13a-14(a) or Rule 15d-14(a) must include language exactly as set forth in Item 601 (b)(31) of Regulation S-K. Accordingly, in future filings please include the language that has been deleted from paragraph 4 of your certifications. The revisions should also be included in filings on Form 10-Q.

RESPONSE: In future, the Company will ensure that the required certifications pursuant to either Rule 13a-14(a) or Rule 15d-14(a) contain the exact language as set forth in Item 601(b)(31) of Regulation S-K in both Form 10-K and its Form 10-Q filings.

The Company looks forward to working with the Staff to resolve these issues in a manner that will be satisfactory to the Commission. The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also authorize your to contact our attorneys at K&L Gates, specifically Carter Mackley (telephone (206) 623-7580), with respect to any matters in this response letter that you would like to discuss in more detail.

Very truly yours, Kid Castle Education Corporation

By:	/s/ Min-Tan Yang
Min-Tan Yang
Chief Executive Officer

cc:	Anita Karu, Attorney-Adviser Division of Corporate Finance Securities and Exchange Commission Washington, D.C. 20549	Carter Mackley, Esq. Kirkpatrick & Lockhart Preston Gates Ellis llp 925 Fourth Avenue, Suite 2900 Seattle, WA 98104